Exhibit 99.1

Vermilion Energy Inc. Announces Completion of Tunnel Boring Operations at Corrib

CALGARY, May 22, 2014 /CNW/ - Vermilion Energy Inc. ("Vermilion", the "Company", "We" or "Our") (TSX, NYSE: VET) is pleased to announce that tunnel boring operations beneath Sruwaddacon Bay have been completed at our Corrib project in Ireland.  The tunnel, which reached its total length of 4.9 km on May 21, will serve as a conduit for the gas pipeline between the Bellanaboy gas processing facility to the offshore pipeline landing valve at Glengad.

Several key activities remain to be completed prior to initiation of production at Corrib.  These activities include demobilization of the tunnel boring machine, running flow and umbilical lines within the tunnel, grouting of the tunnel, certain offshore well workover activities, and receipt of final authorizations for start-up of the Bellanaboy gas facility. Based on the current deterministic schedule for the project, we anticipate first gas from Corrib in approximately mid-2015, with peak production estimated at approximately 58 mmcf/d (approximately 9,700 boe/d) net to Vermilion.

Vermilion is an oil-leveraged producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in Western Canada, Europe and Australia. Our business model targets annual organic production growth of 5% or more along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Western Canada, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through drilling and workover programs in France and Australia. Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland. Vermilion pays a monthly dividend of Canadian $0.215 per share, which provides a current yield of approximately 4%.  Management and directors of Vermilion hold approximately 8% of the outstanding shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered a 20-year history of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

SOURCE Vermilion Energy Inc.

%CIK: 0001293135

For further information:

Lorenzo Donadeo, CEO; Anthony Marino, President & COO;  Curtis W. Hicks, C.A., Executive VP & CFO; and/or Dean Morrison, Director Investor Relations
TEL (403) 269-4884   |   IR TOLL FREE 1-866-895-8101   |   investor_relations@vermilionenergy.com   |   www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 08:00e 22-MAY-14